=================================================================





               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549



                           FORM 11-K



    FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
        AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
             THE SECURITIES EXCHANGE ACT OF 1934


[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 (FEE REQUIRED)


          For the fiscal year ended December 31, 1993

               (Commission file number:  1-8444)

               USAir, Inc. Employee Savings Plan



                       USAir Group, Inc.
             2345 Crystal Drive, Arlington, VA 22227
             (Address of principal executive offices)





=================================================================

                           USAIR, INC.
                      EMPLOYEE SAVINGS PLAN

               Financial Statements and Schedules

                        December 31, 1993

           (With Independent Auditors' Report Thereon)

                           USAIR, INC.
                      EMPLOYEE SAVINGS PLAN






                         Table of Contents




                                                           Page

Independent Auditors' Report                                 1

Financial Statements:

   Statement of Net Assets Available for Plan
      Benefits as of December 31, 1993                       2

   Statement of Changes in Net Assets Available
      for Plan Benefits for the year ended
      December 31, 1993                                      3

   Notes to Financial Statements                            4-9

Schedule I - Item 27a

   Schedule of Assets Held for Investment Purposes
      as of December 31, 1993                               10

Schedule II - Item 27d

   Schedule of Reportable Transactions for the
      year ended December 31, 1993                          11

                     Independent Auditors' Report


The Plan Administrator and Participants
USAir Inc. Employee Savings Plan:

We have audited the accompanying statement of net assets available for plan benefits of the USAir, Inc. Employee Savings Plan (the Plan) as of December 31, 1993, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1993, and the changes in net assets available for plan benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of
December 31, 1993 and reportable transactions for the year ended December 31, 1993 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
                                       /s/ KPMG Peat Marwick
                                       KPMG Peat Marwick
Washington, D. C.
June 3, 1994
                                 1

                           USAIR, INC.
                      EMPLOYEE SAVINGS PLAN


        Statement of Net Assets Available for Plan Benefits
        ---------------------------------------------------

                        December 31, 1993

Assets:
   Investments, at fair value:
      Fidelity Retirement Government Money
         Market Fund                                 $ 10,246,736
      Fidelity Magellan Fund                           47,219,647
      Fidelity Intermediate Bond Fund                   9,692,261
      Fidelity Equity Income Fund                      19,424,073
      Fidelity U.S. Equity Index Fund                   6,955,425
      USAir Common Stock Fund                           1,404,284
                                                      -----------
                                                       94,942,426

   USAir Guaranteed Investment Fund, at
      contract value                                   10,728,484
   Participant loans receivable                         2,610,488
                                                      -----------
         Total investments                            108,281,398

   Receivables:
      Participant contributions                            11,524
      Employer contributions                                3,642
                                                      -----------
         Total assets                                 108,296,564

Liabilities:
   Accrued administrative expenses                          5,680
                                                      -----------

      Net assets available for plan benefits         $108,290,884
                                                      ===========






See accompanying notes to financial statements.

                           USAIR, INC.
                     EMPLOYEE SAVINGS PLAN


  Statement of Changes in Net Assets Available for Plan Benefits
  --------------------------------------------------------------

                  Year ended December 31, 1993




Additions to net assets attributable to:
   Net appreciation in fair value of investments     $  5,389,693
   Investment income                                    6,076,440
   Interest income on participant loans                   126,069
   Participant contributions                           30,634,045
   Employer contributions                              10,254,450
   Rollover contributions                                 264,035
   Transfer from the USAir, Inc. 401(k) Savings
     Plan                                              56,592,761
   Transfers from other plans                              19,848
                                                      -----------
      Total additions                                 109,357,341

Deductions from net assets attributable to:
   Benefits paid to participants                        1,033,839
   Administrative expenses                                 17,842
   Other expenses                                          14,776
                                                      -----------
      Total deductions                                  1,066,457
                                                      -----------
      Net increase in net assets available for
         plan benefits                                108,290,884

Net assets available for plan benefits:
   Beginning of year                                            -
                                                      -----------

   End of year                                       $108,290,884
                                                      ===========




See accompanying notes to financial statements.

                           USAIR, INC.
                     EMPLOYEE SAVINGS PLAN

                 Notes to Financial Statements
                 -----------------------------

                       December 31, 1993


(1)  Description of Plan

     The following brief description of the USAir, Inc. Employee
     Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan docu-ment for more complete information.

     (a)  General

          The Plan is a defined contribution plan intended to be a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code, as amended (the
          Code) and to qualify under Section 401(a). The Plan was established on January 1, 1993 for certain employ-ees of USAir, Inc. (USAir or the Company). All non-contract and certain union employees who are at least 18 years of age, have completed 90 days of service and are not covered by another 401(k) plan sponsored by USAir, except for those individuals not covered by the United States income tax laws, are eligible to partici-pate in the Plan. The Plan is subject to the provi-sions of the Employee Retirement Income Act of 1974 (ERISA).

     (b)  Plan Contributions

          USAir employees electing to participate in the Plan make contributions to the Plan via payroll deductions. The amount of contribution that may be made by a par-ticipant to the Plan shall be a whole percentage of not less than one percent nor more than 13 percent of a participant's compensation. Compensation includes base pay, overtime, bonuses, shift premiums and shift dif-ferentials, up to the Section 401(a)(17) limit of the Internal Revenue Code. The statutory limit for pre-tax contributions was $8,994 for 1993.

          The Company will make a matching contribution to the Plan in an amount equal to 50% of a participants con-tribution up to a limit of two percent of his/her compensation.

          The Company will also make a profit-sharing contribu-tion to the Plan on behalf of each participant in an amount equal to a certain percentage based on the profit margin of USAir Group, Inc. No profit-sharing contributions were made during the year ended Decem-ber 31, 1993.

     (c)  Vesting

          Employer contributions are 100% vested after the par-ticipant has completed two years of service; all other contributions are fully vested at all times.

     (d)  Investment Options

          The Company selects the number and type of investment options available. The investment options are held and administered as separate, common funds by Fidelity
          Investments.

          Each participant elects the percentage, in increments of five percent, in which his/her account balance is invested in the various investment funds. The partici-pant may transfer his/her investments from one invest-ment fund to another investment fund.

          A separate account is established and maintained in the name of each participant and reflects the participant's contributions invested in, and the earnings and losses attributed to, each investment fund less certain in-vestment related administrative expenses. Participants are allocated a share of each fund's net investment earnings based upon their account balance as a percent-age of the total fund balance. Net investment earnings are allocated to participants.

     (e)  Loans and Hardship Withdrawals

          All participants can borrow against their contributions to their account but may have only one loan outstanding at a given point in time. Loans are to be repaid, with interest, within five years unless the loan is used by the participant to acquire a principal residence.
          Loans are limited to the lesser of $50,000 (reduced by outstanding loan balances from any other plan main-tained by the Company) or 50 percent of the partici-pant's separate account balance as of the date of the loan.

          Upon approval from the Company, a participant may withdraw his or her contributions from the account if it is determined that the withdrawal is necessary to meet an immediate and heavy financial need of the participant under the deemed hardship standards set forth in the Code.

     (f)  Distributions

          Distribution to a participant or beneficiary is made as soon as reasonably practicable after the participant's separation from service with the Company due to death, disability, retirement, or other termination of employ-ment. The normal form of benefit payment is joint and survivor annuity if married and life annuity if single. Other options include ten year certain and continuous and lump sum. If the balance due to the participant or beneficiary is less than $3,500, a lump sum distribu-tion is automatic upon separation.
                                 5

     (g)  Forfeitures

          Forfeitures of terminated participants' non-vested accounts are applied against future employer contribu-tions.

     (h)  Administrative Expenses

          Most administrative expenses of the Plan are paid by USAir, Inc.

(2)  Summary of Significant Accounting Policies

     (a)  Basis of Presentation

          The accompanying financial statements have been pre-pared on an accrual basis and present the net assets available for plan benefits and changes in those net assets.

     (b)  Investments

          The assets of the Plan are maintained in a master trust with the assets of other defined contribution plans sponsored by USAir. The investment assets of each plan constitute individual master trust investment accounts. Form 5500 instructions provide that plan assets held in this type of arrangement need not be presented as investments in a master trust. As a result, investment assets are classified by type of asset in these finan-cial statements and a master trust filing is not re-quired. The trustee, Fidelity Management Trust Compa-ny, maintains the master trust under the terms of an agreement with the Plan. The Plan's share of assets and changes in its share of the master trust have been reported to the Plan by the trustee as having been determined through the use of fair values of all as-sets. Fair values for assets were determined by quoted market values, when available. The Plan presents in the statement of changes in net assets the net appreci-ation (depreciation) in the fair value of its invest-ments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. The Plan's investments in guaranteed investment contracts (GICs) are stated at contract value. Purchases and sales of investments are recorded on a trade-date basis.





















                 [This space intentionally left blank]


                                       USAIR, INC.
                                  EMPLOYEE SAVINGS PLAN

(3)  Investment Activity

     The following table presents the cash basis investment
     funds' activity, for the year ended December 31, 1993:
                                               Fidelity
                                              Retirement       Fidelity       Fidelity
                                  USAir       Government       Magellan     Intermediate
                                   GIC       Money Market        Fund         Bond Fund
                               -----------   ------------    -----------     -----------
Balance, December 31, 1992     $         -    $         -    $          -    $         -
                                ----------     ----------     -----------     ----------
  Transfer from the USAir
    401(k) Savings Plan          6,843,206      7,024,752      22,705,571      4,734,769
  Investment income                571,910        241,242       3,863,887        564,695
  Net appreciation
    (depreciation)
    in fair value                        -              -       3,066,271        164,545
  Interest income on
    participant loans               12,073         11,122          57,748         11,747
  Contributions                  3,688,198      4,337,771      17,284,348      4,768,132
  Net exchanges between
    investment funds               (64,410)      (943,327)      1,242,744       (333,876)
  Administrative expenses           (4,744)          (219)         (5,785)          (190)
  Benefits paid to participants    (99,887)      (212,469)       (399,572)       (96,416)
  Transfers from other plans         1,714             14          15,699            715
  Loan activity                   (219,576)      (212,150)       (611,264)      (121,860)
                                 ----------    ----------     -----------     ----------
    Net change in investment
     funds                      10,728,484     10,246,736      47,219,647      9,692,261
                                ----------     ----------     -----------     ----------

Balance, December 31, 1993     $10,728,484 1) $10,246,736 1) $ 47,219,647 1) $ 9,692,261 1)
                                ==========     ==========     ===========     ==========


                                Fidelity    Fidelity U.S.      USAir
                                 Equity     Equity Index       Common
                               Income Fund       Fund        Stock Fund        Total
                               -----------   -----------    -----------    ------------
Balance, December 31, 1992     $          -  $          -   $         -    $           -
                                -----------   -----------     ----------     -----------
  Transfer from the USAir
    401(k) Savings Plan          10,001,963     3,299,537        788,365      55,398,163
  Investment income                 611,886       222,820              -       6,076,440
  Net appreciation
    (depreciation)
    in fair value                 2,067,995       252,972       (162,090)      5,389,693
  Interest income on
    participant loans                20,745         9,232          3,402         126,069
  Contributions                   6,744,937     3,665,648        648,330      41,137,364
  Net exchanges between
    investment funds                317,103      (378,289)       160,055               -
  Administrative expenses              (301)          (17)          (906)        (12,162)
  Benefits paid to participants    (174,873)      (41,911)        (8,711)     (1,033,839)
  Transfers from other plans          1,658            19             29          19,848
  Loan activity                    (167,040)      (74,586)       (24,190)     (1,430,666)
                                 ----------    ----------     ----------     -----------
    Net change in investment
     funds                       19,424,073     6,955,425      1,404,284     105,670,910
                                 ----------    ----------     ----------     -----------

Balance, December 31, 1993      $19,424,073 1)$ 6,955,425 1) $ 1,404,284    $105,670,910
                                 ==========    ==========     ==========     ===========

1) Investment fund balance represents greater than five percent of net assets available for plan benefits.

(4)  Concentration of Credit Risk

     The Plan's assets include certain investments in GICs. The issuers of the GICs are all insurance companies. The Plan's ultimate realization of amounts invested in GICs is depen-dent on the continued financial stability of the insurance companies that are issuers of the GICs. The Plan's benefi-cial interest in amounts invested in GICs is $10,728,484 at December 31, 1993.

(5)  Transfer from the 401(k) Plan

     The Company also sponsors the USAir, Inc. 401(k) Savings Plan (the 401(k) Plan). Prior to 1993, all employees were eligible to participate in the 401(k) Plan. Effective January 1, 1993, the balances of all non-contract and cer-tain union employees previously participating in the 401(k) Plan were transferred into the Plan, including loans receiv-able.

(6)  Federal Tax Status

     Although the Plan has not requested a letter of determina-tion from the Internal Revenue Service as to its qualifica-tion, the Company and its general counsel believe the Plan meets the requirement of Section 401(a) of the Code and is therefore believed to be exempt from federal income taxes.

(7)  Plan Termination

     The Company reserves the right to terminate the Plan at any time. Upon termination of the Plan, the following actions shall be taken for the benefit of participants:

     (a) As of the termination date, each investment fund shall be valued. In determining the net worth of the invest-ment funds there shall be included as a liability such amounts as shall be necessary to pay all expenses in connection with the termination of the investment funds and the liquidation and distribution of the property of the funds, as well as other expenses, whether or not accrued, and shall include as an asset all accrued income.

     (b) All participant accounts shall then be disposed of, to, or for each participant in single lump-sum payments.

(8)  Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form
     5500:

                                              December 31, 1993
                                              -----------------
     Net assets available for plan benefits
          per the financial statements            $108,290,884
     Amounts allocated to withdrawing
          participants                                 (28,256)
                                                   -----------
     Net assets available for benefits
         per the Form 5500                        $108,262,628
                                                   ===========

     The following is a reconciliation of benefits paid to par-ticipants per the financial statements to the Form 5500:

                                                  Year ended
                                               December 31, 1993
                                               -----------------
     Benefits paid to participants per the
          financial statements                    $  1,033,839
       Add:  Amounts allocated to withdrawing
               participants at December 31, 1993        28,256
       Less: Amounts allocated to withdrawing
               participants at December 31, 1992             -
                                                   -----------
       Benefits paid to participants per the
          Form 5500                               $  1,062,095
                                                   ===========

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet
     paid as of that date.
                                 9

                                   USAIR, INC.                       Schedule I
                             EMPLOYEE SAVINGS PLAN

              Item 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1993
                        Description
Identity of Issue       of Investment                 Cost        Current Value
- - ------------------      ---------------------      -----------    -------------
USAir Guaranteed        Guaranteed investment     $ 10,728,484     $ 10,728,484
Investment Fund         contract, interest rates
                        range from 3.25 percent
                        to 8.80 percent per annum

Fidelity Retirement     Money market fund           10,246,736       10,246,736
Government Money
Market Fund

Fidelity Magellan       Shares in registered        44,085,831       47,219,647
Fund                    investment companies

Fidelity Intermediate   Shares in registered         9,464,072        9,692,261
Bond Fund               investment companies

Fidelity Equity         Shares in registered        16,414,317       19,424,073
Income Fund             investment companies

Fidelity U.S. Equity    Shares in registered         6,358,477        6,955,425
Index Fund              investment companies

USAir Common Stock      Employer securities          1,696,139        1,404,284
Fund

Participant loans       Interest rates range                 -        2,610,488
                        from seven percent to
                        10.5 percent per annum
                                                   -----------      -----------
Total investments                                 $ 98,994,056     $108,281,398
                                                   ===========      ===========
                                      10

                                                                    Schedule II
                                  USAIR, INC.
                             EMPLOYEE SAVINGS PLAN

              Item 27d - Schedule of Reportable Transactions

                         Year ended December 31, 1993

Aggregate transactions during the year ended December 31, 1993, with securities of the same issue, accounting for five percent of the value of plan assets at the beginning of the year were as follows:
                                      Number                 Number
                            Total       of                     of     Realized
                          Purchases  Purchases  Total Sales   Sales     Gain
                          ---------  ---------  -----------   ------  ---------
USAir Guaranteed
Investment Fund          $ 4,907,451    149     $ 1,022,173      79   $       -

Fidelity Retirement
Government Money
Market Fund                6,372,872    250       3,150,888     239           -

Fidelity Magellan Fund    24,766,326    252       3,318,520     205     228,633

Fidelity Intermediate
Bond Fund                  5,909,600    237       1,116,653     202      37,756

Fidelity Equity Income
Fund                       8,770,712    242       1,416,598     192     174,181

Fidelity U.S. Equity
Index Fund                 4,188,463    224         785,547     190      71,321

USAir Common Stock Fund    2,387,597    221       1,609,588     161      98,876

                                         11

                          SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly autho-rized.

                                USAir, Inc. Employee Savings Plan



                           By:  /s/ Ann Greer-Rector
                                _____________________________
                                Ann Greer-Rector
                                Vice President and Controller
                                of USAir Group, Inc. and
                                USAir, Inc.

June 29, 1994